Exhibit 99.2

WITH THE SOLARHK ACQUISITION COMPLETE, WANG & LEE GROUP WILL DRIVE HONG KONG’S RENEWABLE ENERGY FUTURE

Hong Kong, April 1, 2025 (GLOBE NEWSWIRE) — WANG & LEE GROUP, Inc. (NASDAQ: WLGS) today announced the successful closing of its acquisition of Solar (HK) Limited (“SolarHK”). The transaction, initially announced on March 3, 2025, has now been finalized, marking a transformative step in WLGS’s mission to accelerate Hong Kong’s renewable energy transition through integrated solar and energy storage solutions.

Accelerating Hong Kong’s Green Energy Vision

The acquisition of SolarHK strengthens WLGS’s position as a comprehensive provider of sustainable energy systems. By combining SolarHK’s proven solar photovoltaic (“PV”) expertise with WLGS’s advanced lithium-ion battery technology, the companies will deliver end-to-end renewable energy solutions for commercial, industrial, and residential sectors. SolarHK’s extensive portfolio, including high-profile projects such as installations at Tsing Yi Shipyard, Quon Hing Concrete Manufacturer, and In n Out Storage Aberdeen, now aligns with WLGS’s energy storage innovations to optimize energy efficiency and grid resilience.

Synergizing Technology and Infrastructure

SolarHK’s network spans over 50 locations across Hong Kong, providing WLGS with immediate access to a robust client base and localized expertise. Post-acquisition, WLGS will integrate SolarHK’s solar infrastructure with its proprietary battery storage systems, enabling businesses and households to store excess solar energy and reduce reliance on traditional power grids. Additionally, through WLGS’s partnership with Linko Smart Technology Limited, SolarHK’s clients will gain access to AI-driven smart energy management systems and IoT-enabled devices, further enhancing energy savings and operational efficiency.

Leadership Commentary

Mr. Ho, CEO of WANG & LEE GROUP, remarked:

“The closing of this acquisition is a milestone in our commitment to building a cleaner, smarter energy ecosystem. SolarHK’s exceptional team and project portfolio perfectly complement our battery technology, creating a unified platform to drive Hong Kong’s decarbonization goals. Together, we are poised to deliver innovative solutions that reduce costs, lower emissions, and empower communities.”

Mr. Gary Chik, Founder of SolarHK, stated:

“Today marks an exciting new chapter for SolarHK. As part of WLGS, we gain the resources and technological edge to scale our impact exponentially. Our shared vision will accelerate the adoption of solar energy and smart technologies, ensuring Hong Kong remains at the forefront of Asia’s green revolution.”

Next Steps and Community Impact

With the transaction complete, WLGS will immediately expand SolarHK’s service offerings, including the rollout of next-generation energy storage systems and smart grid solutions. These initiatives align with the Hong Kong SAR government’s 2050 Carbon Neutrality Strategy and support global efforts to combat climate change.

WLGS also plans to launch joint community outreach programs to educate businesses and residents on renewable energy benefits, including participation in the Feed-in Tariff (“FiT”) scheme and government sustainability incentives.

About WANG & LEE GROUP, Inc.

Wang & Lee Group specializes in sustainable infrastructure and energy storage technologies. Through collaborations with academic institutions and industry leaders, WLGS develops cutting-edge solutions to address global climate challenges.

About Solar (HK) Limited

Founded in 2019, SolarHK is a Hong Kong-based renewable energy pioneer offering end-to-end solar PV design, installation, and maintenance services. Its projects empower clients to achieve energy independence while contributing to a greener city.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

For more information on the companies, please log on to

WANG & LEE GROUP, Inc.: https://www.wangnleegroup.com/

SolarHK: https://www.solarhk.org

Email: ir@wangleegroup.com.hk